UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Taomee Holdings Limited

(Name of Issuer)

Ordinary Share, par value $0.00002 per share

(Title of Class of Securities)

G8673T 108

(CUSIP Number)

Paul Keung

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8673T 108	Page 2 of 7

1.	Name of Reporting Person Jason Liqing Zeng
2.	Check the Appropriate Box if A Member of A Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
165,124,120 ordinary shares. *

Frontier Technology Holdings Limited may also be deemed to have sole voting power with respect to 135,000,000 ordinary shares represented by 6,750,000 American Depositary Shares, each representing 20 ordinary shares (“ADSs”), and Speednext Industrial Limited may also be deemed to have sole voting power with respect to 30,124,120 ordinary shares represented by 1,506,206 ADSs. See Item 4.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power
165,124,120 ordinary shares. *

Frontier Technology Holdings Limited may also be deemed to have sole dispositive power with respect to 135,000,000 ordinary shares represented by 6,750,000 ADSs, and Speednext Industrial Limited may also be deemed to have sole dispositive power with respect to 30,124,120 ordinary shares represented by 1,506,206 ADSs. See Item 4.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,124,120 ordinary shares.*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11) 21.79%**
14	Type of Reporting Person IN

*                                         Including 135,000,000 ordinary shares represented by 6,750,000 ADSs directly held by Frontier Technology Holdings Limited, and 30,124,120 ordinary shares represented by 1,506,206 ADSs directly held by Speednext Industrial Limited.

**                                  Percent of class is based on 757,684,760 ordinary shares, par value $0.00002 per share as issued and outstanding as of June 30, 2013 according to the Issuer’s Register of Members.

CUSIP No. G8673T 108	Page 3 of 7

1.	Name of Reporting Person Frontier Technology Holdings Limited
2.	Check the Appropriate Box if A Member of A Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,000,000 ordinary shares represented by 6,750,000 ADSs. Jason Liqing Zeng may also be deemed to have sole voting power with respect to the above shares. See Item 4.
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 135,000,000 ordinary shares represented by 6,750,000 ADSs. Jason Liqing Zeng may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,000,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11) 17.82%*
14	Type of Reporting Person CO

*                                         Percent of class is based on 757,684,760 ordinary shares, par value $0.00002 per share as issued and outstanding as of June 30, 2013 according to the Issuer’s Register of Members.

CUSIP No. G8673T 108	Page 4 of 7

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the ordinary shares, par value $0.00002 per share (the “Ordinary Shares”), of Taomee Holdings Limited, a Cayman Islands company (the “Issuer”), including Ordinary Shares represented by American depositary shares (the “ADSs”). ADSs of the Issuer are listed on the New York Stock Exchange under the ticker symbol ‘‘TAOM’’.  Each ADS represents 20 Ordinary Shares. The address of the Issuer is 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233, People’s Republic of China.  This Schedule 13D is being jointly filed by Jason Liqing Zeng (“Mr. Zeng”) and Frontier Technology Holdings Limited (“Frontier Technology”) to disclose their current direct or indirect beneficial ownership of the Company’s Ordinary Shares.

The Reporting Persons previously reported their beneficial ownership under Schedule 13G, filed with the Securities and Exchange Commission on February 6, 2012, and amended on February 5, 2013.

ITEM 2. IDENTITY AND BACKGROUND

(a)           This Schedule 13D is being filed jointly by (i) Mr. Zeng and (ii) Frontier Technology, a British Virgin Islands company, which is wholly owned by Mr. Zeng. Mr. Zeng and Frontier Technology are collectively referred to as the reporting persons (the “Reporting Persons”).  The agreement between the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the “Joint Filing Agreement”), dated September 19, 2013, is attached hereto as Exhibit 99.1.

(b)           Mr. Zeng is a citizen of the People’s Republic of China and is the chairman of the board of the Issuer. His residence address is 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233, People’s Republic of China.

Frontier Technology is a British Virgin Islands company wholly owned by Mr. Zeng. The registered address for Frontier Technology is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(c)           The present principal occupation of Mr. Zeng is the chairman of the Issuer and Shenzhen Decent Investment Limited and also the sole director of Frontier Technology. The Issuer’s principal business is children’s entertainment and media. The Issuer’s principal executive offices are located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233, People’s Republic of China. The principal business of Shenzhen Decent Investment Limited is high-technology investment. The principal address of Shenzhen Decent Investment Limited is 3806 Phase One Excellence Times Plaza, Yitian Road, Futian Central District, Shenzhen, Guangdong, 518004, People’s Republic of China. The principal business of Frontier Technology is investment holding. The principal address of Frontier Technology is located at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP No. G8673T 108	Page 5 of 7

(e)           During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Zeng is a citizen of the People’s Republic of China.

Frontier Technology is incorporated under the laws of British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

18,624,120 Ordinary Shares, in the form of ADS, were purchased by Mr. Zeng in a series of open market purchases from May 30, 2013 to September 17, 2013 using personal funds totaling US$4,244,755.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Company for investment purposes. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may purchase additional equity or other securities of the Issuer or dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, with respect to the Ordinary Shares, including ADSs, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)     The percentages used herein are calculated based on 757,684,760 Ordinary Shares that were outstanding as of June 30, 2013 according to the Issuer’s Register of Members. The following information with respect to the ownership of Ordinary Share of the Company by each of the Reporting Persons is provided as of September, 17, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jason Liqing Zeng	165,124,120	21.79%	165,124,120	0	165,124,120	0
Frontier Technology Holdings Limited	135,000,000	17.82%	135,000,000	0	135,000,000	0

Frontier Technology is the record owner of 135,000,000 Ordinary Shares represented by 6,750,000 ADSs of the Issuer. Speednext Industrial Limited, a British Virgin Islands company, is the record holder of 30,124,120 Ordinary Shares represented by 1,506,206

CUSIP No. G8673T 108	Page 6 of 7

ADSs of the Issuer. Mr. Zeng is the sole owner of Frontier Technology and Speednext Industrial Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zeng may be deemed to beneficially own all of the shares held by Frontier Technology and Speednext Industrial Limited.

(c)           The following sets forth all transactions in the Issuer’s securities by Mr. Zeng during the sixty days prior to the date of this Schedule 13D. Except as otherwise indicated, all transactions were effected in the open market, and the reported price per ADS excludes commissions.

Trade Date	Number of ADSs Purchased	Ordinary Shares Represented by ADSs Purchased	Price per ADS (US$)
September 17, 2013	20,540	410,800	5.8263
September 16, 2013	32,041	640,820	5.8276
September 13, 2013	36,400	728,000	5.8355
September 12, 2013	13,400	268,000	5.7557
September 11, 2013	26,477	529,540	5.6692
September 10, 2013	21,582	431,640	5.5754
September 9, 2013	22,039	440,780	5.4152
September 6, 2013	25,100	502,000	5.3669
September 5, 2013	37,500	750,000	5.0774
September 4, 2013	8,729	174,580	4.8346
September 3, 2013	18,099	361,980	4.7073

(d)           Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Ordinary Shares.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Other than as described herein, there is no contract, arrangement, understanding or relationship among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1          Joint Filing Agreement by and between the Reporting Persons

CUSIP No. G8673T 108	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2013

Jason Liqing Zeng	By:	/s/ Jason Liqing Zeng
	Name:	Jason Liqing Zeng

Frontier Technology Holdings Limited	By:	/s/ Jason Liqing Zeng
	Name:	Jason Liqing Zeng
	Title:	Sole Director